SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           FORM 6-K

                Report of Foreign Private Issuer

              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                          01 March, 2004

                           BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Offer Document Posted announcement made on 9 February 2004
             2.  Director Shareholding announcement made on 16 February 2004
             3. Technical interest adjustment announcement made on 16 February 2004
             4.  dividend re-investment announcement made on 16 February 2004
             5.  BT - NHS contract win announcement made on 19 February 2004
             6. Broadband milestone for BT announcement made on 20 February 2004

Enclosure 1


BT GROUP PLC

OFFER FOR TRANSCOMM PLC

Not for release, publication or distribution in or into the USA, Canada or Japan.

FOR IMMEDIATE RELEASE
9 February 2004

                           British Telecommunications plc

                             Recommended Cash Offer

                                      for

                          Transcomm plc ("Transcomm")

In connection with the announcement made on 23 January 2004 that agreement had been reached on the terms of a recommended cash offer to be made by British Telecommunications plc, a wholly owned subsidiary of BT Group plc ("BT"), to acquire the entire issued and to be issued share capital of Transcomm, BT announces that the Offer Document and Form of Acceptance relating to the Offer were posted to Transcomm Shareholders on 7 February 2004.

The Offer will be open for acceptances until 3.00 p.m. on 1 March 2004. Certain terms used in this announcement are defined in the Offer Document.

Enquiries:

BT
Mike Bartlett, BT Newsroom                                 07753 949108

Jon Carter, BT Retail Press Office                         020 7356 4523

PricewaterhouseCoopers, which is authorised and regulated in the United Kingdom by the Financial Services Authority for designated investment business, is acting exclusively for BT Group plc and British Telecommunications plc and for no one else in relation to the Offer and will not be responsible to anyone other than BT Group plc and British Telecommunications plc for providing the protections afforded to clients of PricewaterhouseCoopers or for giving advice in relation to the Offer or any other matter referred to in this document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex or telephone) or interstate or foreign commerce of, or any facilities of a national securities exchange of, the USA, or in or into Canada or Japan, and, subject to certain exceptions, the Offer will not be capable of acceptance by any such use, means or instrumentality or facilities or from or within the USA, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the USA, Canada or Japan. Doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside the United Kingdom or to overseas persons should seek appropriate professional advice before taking any action.

Enclosure 2


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
BT Group plc

2) Name of Director
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest. Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:
Purchase of 71 shares at 176p per share.

8) Percentage of issued class
n/a

9) Number of shares/amount of stock disposed n/a

10) Percentage of issued class
n/a

11) Class of security
Ordinary shares of 5p each

12) Price per share
176p

13)Date of transaction
13 February 2004

14) Date Company informed
16 February 2004

15) Total holding following this notification
Paul Reynolds:
1. 46,755 ordinary shares - personal holding;
2. 151,407 ordinary shares under BT Incentive Share Plan - contingent award;
3. 154,013 shares under BT Group Deferred Bonus Plan;

 4. 11,824 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification n/a
If a director has been granted options by the company please complete the following boxes

17) Date of grant
n/a

18) Period during which or date on which exercisable n/a

19) Total amount paid (if any) for grant of the option n/a

20) Description of shares or debentures involved: class, number n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise n/a

22) Total number of shares or debentures over which options held following this notification n/a

23) Any additional information
The above named Director has a technical interest, as at 16 February 2004 under
Schedule 13 of the Companies Act as follows:

 - A technical interest, together with all employees of BT Group plc in 103,050 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
 - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries
Graeme Wheatley, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification
Graeme Wheatley

Date of Notification: 16 February 2004

Enclosure 3


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Andy Green
Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 13,267 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13)                Date of transaction

13 February 2004

14) Date Company informed

16 February 2004

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 16 February 2004 under
Schedule 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 116,819 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,488,150 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification
Graeme Wheatley

Date of Notification: 16 February 2004

Enclosure 4


                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustee (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Investment of interim dividends and payments equivalent to the interim dividend on shares held in trust under BT Executive Share Plan, BT Deferred Bonus Plan, BT Incentive Share Plan, BT Group Retention Share Plan and BT Group Deferred Bonus Plan.

Awards of shares as dividend equivalents to shares held in trust over which the above Directors have a conditional interest;

Technical interest adjustments to shares held in trust following the above re-investment and award.

7)                   Number of shares/amount of stock acquired:

All shares are held in the name of Ilford Trustee (Jersey) Limited:

Sir Christopher Bland -
  BT Incentive Share Plan: 5,878 shares

  BT Group Retention Share Plan: 5,073 shares

Ben Verwaayen -

  BT Retention Share Plan: 14,768 shares

  BT Group Deferred Bonus Plan: 9,281 shares

Ian Livingston -

  BT Group Retention Share Plan: 8,305 shares

  BT Group Deferred Bonus Plan: 1,562 shares

Pierre Danon -

  BT Deferred Bonus Plan: 339 shares

  BT Incentive Share Plan: 3,306 shares

  BT Group Deferred Bonus Plan: 2,965 shares

Andy Green -

  BT Executive Share Plan: 588 shares

  BT Incentive Share Plan: 3,306 shares

  BT Deferred Bonus Plan: 687 shares

  BT Group Deferred Bonus Plan: 2,353 shares

Paul Reynolds -

  BT Executive Share Plan: 175 shares

  BT Incentive Share Plan: 2,733 shares

  BT Deferred Bonus Plan: 499 shares

  BT Group Deferred Bonus Plan: 2,175 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

177.25p

13)    Date of transaction

13 February 2004

14) Date Company informed

16 February 2004

14)    Total holding following this notification

Sir Christopher Bland

Personal holding: 674,062

BT Incentive Share Plan: 331,488

BT Group Retention Share Plan: 286,100

BT Group Legacy Option Plan: options over 314,244 shares


Ben Verwaayen

Personal holding: 387,876

BT Group Deferred Bonus Plan: 523,421

BT Group Retention Share Plan: 832,869

BT Group Global Share Option Plan: options over 3,671,083 shares


Ian Livingston

Personal holding: 209,637

BT Group Deferred Bonus Plan: 88,088

BT Group Retention Share Plan: 468,355

BT Group Global Share Option Plan: options over 1,639,272 shares

BT Group Employee Sharesave Scheme: options over 7,290 shares


Pierre Danon:

Personal holding: 93,508

BT Incentive Share Plan : 186,460

BT Deferred Bonus Plan: 23,054

BT Group Deferred Bonus Plan: 167,217

BT Group Global Share Option Plan: options over 1,639,272.


Andy Green

Personal holding: 92,351

BT Executive Share Plan: 40,032

BT Incentive Share Plan : 186,460

BT Deferred Bonus Plan: 46,723

BT Group Deferred Bonus Plan: 132,734

BT Group Global Share Option Plan: options over 1,548,198

BT Group Employee Sharesave Scheme: options over 2,905 shares.


Paul Reynolds

Personal holding: 46,755

BT Executive Share Plan: 11,999

BT Incentive Share Plan : 154,140

BT Deferred Bonus Plan: 33,934

BT Group Deferred Bonus Plan: 122,753

BT Group Global Share Option Plan: options over 1,457,124

BT Group Employee Sharesave Scheme: options over 4,555 shares.


16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have a technical interest, as at 16 February 2004 under Schedule 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 116,819 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;

  - A technical interest, together with all employees of BT Group plc in 30,601,543 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 16 February 2004

Enclosure 5


                                                               February 19, 2004

            BT TO DEVELOP NEW NATIONAL NETWORK FOR THE NHS

BT welcomed the announcement by the Department of Health that it had been awarded the leading role in a 7 year contract, worth an estimated GBP530m to procure, integrate and manage networking services for the New National Network for the NHS.

The innovative, integrated network, known as the New National Network, will provide the infrastructure foundations for the NHS National Programme for IT across England. BT will source network connections from a range of network providers who have competed on price and value, and will be responsible for the end-to-end integration of the network and the overall service it provides.
The infrastructure will deliver the vital NHS Care Records Service to clinicians and medical practitioners, connecting the Local Service Provider (LSP) regional IT networks into one standardised system, which will benefit both patients and medical staff.

Using high-speed broadband connectivity, the New National Network will support the one of the largest intranets in Europe, catering for the huge data flow within the NHS. It will not only save costs, but the compatibility of the systems will deliver efficiencies to directly benefit patients.

Ben Verwaayen, BT's Chief Executive Officer, said:

"This win is further evidence of the changing face of BT. Binding together a network of this scale is a big challenge, but network integration is one of the things we do well and our successful management of the existing NHSnet has already shown that we can deliver. Our aim is to provide world class networking services to the NHS. We will deliver the network by co-ordinating a strong alliance of technology providers.".

The increased bandwidth will open up a host of new opportunities to the 18,000 NHS sites in England. GP surgeries, primary care trusts and hospitals will benefit from faster, secure access and the ability to share and view large data files, patient records, video links and visual materials, such as x-rays. This will enable greater co-operation between different parts of the NHS and faster, more efficient patient treatment. For example, patients can receive the convenience of local specialist advice and treatment instead of the inconvenience of travelling a distance to specialist centres. The highest quality images and video examinations can be sent to specialists who conduct the diagnosis remotely.

The network will also be designed for future expansion, so that over time other healthcare professionals, including dentists, pharmacists, opticians and social services, will be able to access the network.

                                    - ends -

For more information, please contact:
the BT Newsroom on its 24-hour number, tel: 020 7356 5369
Barry Murphy, BT Syntegra, tel: 01252 777243, or mobile: 07802 234645

Notes to editors

A BT-led group of network providers will deliver the New National Network. BT will provide end-to-end integration and service management and procure network connectivity and other services from the other providers.

BT is playing a major role in GBP5 billion national programme to modernise the NHS IT systems. It was awarded the ten year London Local Service Provider contract worth up to GBP996 million last December and a GBP620 million ten-year contract for the national patient record database. The contracts were won by a 300 strong bid team led by BT Syntegra and including BT Retail, BT Wholesale and BT Global Services.

London Local Service Provider: As the local service provider for London, BT will design, deliver and operate integrated local patient record applications and systems for the whole of the London care community through BT Syntegra, its systems integration subsidiary. It will work with a number of companies with world class experience in the development, deployment and operation of healthcare systems. BT has yet to announce which firms it is working with.

National patient record database: The national patient record database will hold electronic summary patient records. These secure records will be shared nationally with clinicians and medical practitioners dependent on their authority. Patients will no longer be required to repeat information about their medical history at different stages of the care process. By ensuring that the right information about a patient is in the right place at the right time, the solution will help the NHS extract great value from its investments and deliver a better service. Working in association with BT on the project will be Oracle, Sun Microsystems and LogicaCMG.

BT
BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions.

In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m.

For more information, visit www.bt.com.

Enclosure 6


NR0413 February 20, 2004

                     BT HITS FURTHER BROADBAND MILESTONE

BT today announced it had passed its target of two million wholesale broadband connections just two months into the calendar year for which it was set. The latest million connections have come in little more than eight months.

Ben Verwaayen, BT chief executive said: "The phenomenal growth we are now seeing in the broadband market is excellent news for the whole economy, and for the UK broadband industry in general. Over the next few years we will all have to continue to work hard to maintain this momentum, but I have no doubt that this is absolutely achievable. "

More than 700,000 people have signed up with BT's world leading registration scheme since it was set up in July 2002. It has helped match investment to demand and has enabled BT to roll out broadband at a much faster pace than would otherwise have been possible. More than 85 per cent of UK homes and businesses are now connected to broadband enabled exchanges and the figure is expected to reach 90 per cent by the summer. Currently customers connected to 2,345 exchanges can get broadband and more than 800 are in the process of being upgraded, including those in partnerships.

The past eighteen months have seen BT put broadband at the heart of its strategy with several significant developments:

   - two major wholesale broadband price cuts helping to make UK retail prices among the best value in Europe
   - a registration scheme to extend broadband to areas where there is proven demand
   - introduction of BT Broadband, a high speed direct internet access product
   - the first delivery in Europe of a broadband content and applications partnership, with Yahoo!
   - trigger levels set that could bring broadband within reach of more than 99 per cent of UK homes by next year
   - regional partnerships to stimulate demand and extend broadband availability.

Broadband Facts

   - The UK is the most competitive broadband market in the world. There are more than 150 ADSL providers - and cable companies have about a 40 per cent market share
   - Broadband in the UK costs only the equivalent of nine SMS text messages
     (or less than half a pint of beer) a day
   - BT's registration and trigger scheme - to identify where demand is strongest - is working, with more than 1,000 exchanges enabled so far - and other countries are now beginning similar schemes
   - BT has worked with more than 600 local action groups to stimulate demand for broadband and reach their local trigger levels. 700,000 customers have now registered their interest in broadband and more than one million leaflets have been distributed to promote the scheme and boost demand.
   - BT is pushing to make broadband available as widely as possible through, for example, a number of partnerships with regional and local stakeholders to deliver ADSL broadband or to increase take-up.
   - BT was considered the most innovative telecommunications company in the EU in its approach to delivering rural broadband by the Yankee Group
   - In the time you took to read these broadband facts, another 10 people have signed up for broadband in the UK


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369. All BT Group news releases can be accessed at our web site:
                           www.btplc.com/mediacentre

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date   01 March, 2004